

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2020

Edward Sturchio
General Counsel
Abeona Therapeutics Inc.
1330 Avenue of the Americas, 33rd Floor
New York, NY 10019

> **Re: Abeona Therapeutics Inc.**
> **Form 10-Q**
> **Exhibit No. 10.4 - First Amendment to License Agreement, dated November 1, 2019,**
> **between the Company and REGENXBIO Inc.**
> **Filed November 12, 2019**
> **File No. 001-15771**

Dear Mr. Sturchio:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance